EXHIBIT 99.1

Thursday, 29 November 2018

National Grid plc (the “Company”)

Scrip Dividend for 2018/19 Interim Dividend

The optional scrip dividend, allowing shareholders to receive new fully paid ordinary shares in the Company, instead of a cash dividend, is available to ordinary shareholders on the register on 23 November 2018, the dividend record date. A timetable is provided below.

For ordinary shareholders, the scrip dividend reference price for the 2018/19 interim dividend is 829.86 pence.  This is calculated as the average closing mid-market price of an ordinary share for the five dealing days commencing with, and including, the ordinary share ex-dividend date.

For American Depositary Receipt (ADR) holders, the scrip ADR reference price for the 2018/19 interim dividend is US$53.1484*. This is calculated by multiplying the scrip dividend reference price above by five (as there are five ordinary shares underlying each ADR) and by the average US$ rate for the equivalent dates.

The current terms and conditions of the scrip dividend scheme are available on the Company's website at www.nationalgrid.com in the Investors section, from Link Asset Services (0371 402 3344, nationalgrid@linkgroup.co.uk) and are also set out in full in the announcement released by the Company on 7 June 2018, which is available on the National Storage Mechanism.

2018/19 final dividend timetable:

8 November 2018	2018/19 half year results
21 November 2018	ADRs go ex-dividend for 2018/19 interim dividend
22 November 2018	Ordinary shares go ex-dividend
23 November 2018	Record date for 2018/19 interim dividend
29 November 2018	Scrip reference price announced
7 December 2018	Scrip Election Date for 2018/19 interim dividend (5pm London time)
9 January 2019	2018/19 interim dividend paid to qualifying shareholders

 * The figure shown is gross of a $0.01 per ADR dividend fee which will be applied to cash distributions made to ADR holders in relation to the 2018/19 interim dividend.  This fee does not apply to ADRs received through the scrip dividend.

Contact:
Ceri James, Assistant Company Secretary         0207 004 3116